SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on Changes in Supervisors	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 19, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

CHANGES IN SUPERVISORS

Reference is made to the relevant announcement of Sinopec Shanghai Petrochemical Company Limited (the “Company”) published on 19 April 2013 that Mr. Gao Jinping tendered his resignation as Supervisor and Chairperson of the Supervisory Committee due to new work arrangement with effect from 18 April 2013.

In accordance with the Company Law of the People’s Republic of China and the articles of association of the Company, the staff association of democratic management of the Company has elected Mr. Zhang Jianbo as the Staff Supervisor of the Company, with an appointment period same as the current Supervisory Committee. The 12th meeting of the seventh session of the Supervisory Committee was held on 18 November 2013 by way of correspondence, seven Supervisors were supposed to attend the meeting while seven of them have actually attended. The appointment of Mr. Zhang Jianbo as the Chairperson of the Supervisory Committee with the same appointment period as the current Supervisory Committee was considered and approved with 7 votes in favor, 0 vote against and 0 vote abstention. The remuneration of the new Supervisor will be determined pursuant to the measures for the payment of remuneration for Directors, Supervisors and Senior Management of the Company. The Company will disclose in its annual report the specific amount of the remuneration to be received for the year. The remuneration of the Supervisor is not included in the Supervisor’ service contract.

The biographical details of Mr. Zhang Jianbo are set out below:

Zhang Jianbo, 51, is the Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee, and Chairman of the Labour Union of the Company. Mr. Zhang joined Sinopec Shengli Oilfield Company in 1985, and held various positions including Deputy Chief of the Organization section of the Island Oil Extraction office, and Deputy Chief of the management section of the Communist Party Committee. During February 2000 to February 2002, he acted as Deputy Director of Senior Corporate Management section of the Education office of China Petroleum Corporation, and was appointed the Deputy Director of Evaluation and Appointment Management section of Human Resources office of China Petroleum & Chemical Corporation (“Sinopec Corp.”). He was then appointed the Director of Supervisory section of the Human Resources office of China Petroleum Corporation and Sinopec Corp. during the period between October 2005 and August 2013. In August 2013, Mr. Zhang was appointed Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline supervisory of the Company, and was appointed the Chairman of the Labour Union of the Company in November this year. In July 1985, he graduated from the Oil Extraction Engineering Faculty of Jianghan Petroleum Institute School and obtained a bachelor’s degree in engineering in July 1985. He has senior professional technical qualifications.

Mr. Zhang does not and did not hold any directorships at other public companies or take up any post in any affiliated companies of the Company in the three years immediately preceding the date of this announcement. Save as disclosed above, Mr. Zhang has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Zhang has never been punished by the China Securities Regulatory Commission and other related department, and has never been sanctioned by any stock exchanges.

Save as disclosed above, the Company is not aware of any other matters that are required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing Matters on The Stock Exchange of Hong Kong Limited nor any information that needs to be brought to the attention of the shareholders of the Company.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, PRC, 18 November 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingj and Zhang Yimin.

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